Exhibit 99.1
Caesarstone Reports Second Quarter 2022 Financial Results

– Record Second Quarter Revenue up 10.3% to $180.3 Million; up 13.7% on a Constant Currency Basis –
– Net Income attributable to Controlling Interest of $11.1 Million, or $0.32 Per Share –
– Adjusted EPS of $0.20 –
– Adjusted EBITDA of $17.1 Million –
– In July 2022, Acquired a Leading Distributor in Sweden, Establishing First Direct Go-To-Market Presence in E.U. –
– Declares Dividend of $0.25 per share –
– Reiterates Full Year 2022 Outlook –

MP MENASHE, Israel – August 3, 2022 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its second quarter ended June 30, 2022.

Yuval Dagim, Caesarstone’s Chief Executive Officer commented, “We were happy to produce second quarter results that were in-line with our expectations as we demonstrated further progress against our multi-pronged growth strategy. We achieved our 6th consecutive quarter of double-digit year-over-year revenue growth, including nearly 20% growth in the U.S. while also implementing successful pricing actions that helped us continue to mitigate increasing costs of raw materials and shipping and improve our margins on a sequential basis. Our best-in-class product offerings, successful integration of our acquired businesses, and targeted efforts to enhance customer experience through the expansion of our digital platforms are all driving fundamental improvements across our business. Moving into the second half of 2022, we are introducing new product families across our regions and will evaluate additional pricing actions as needed. In line with our strategic plan, we are also enhancing our go-to-market strategy in Europe through the acquisition of a leading distributor in Sweden with annual revenues of ~$4 million, which we acquired in July 2022. With an estimated 60% to 70% of our business in our key markets tied to the historically resilient repair and remodel end market, I am confident that we have the right plan in place to deliver on our strategic objectives while navigating through a complex global environment. In doing so, we will continue to leverage our world-class brand, innovative go-to-market initiatives, and multi-material product offerings to drive additional value for our shareholders.”

Second Quarter 2022 Results

Revenue in the second quarter of 2022 grew 10.3% to a second quarter record of $180.3 million compared to $163.5 million in the prior year quarter. On a constant currency basis, second quarter revenue was higher by 13.7% year-over-year. Revenue growth was primarily driven by higher pricing across the majority of our global footprint particularly in North America.

Gross margin in the second quarter of 2022 was 26.4% compared to 28.0% in the prior year quarter. Adjusted gross margin in the second quarter was 26.4% compared to 28.1% in the prior year quarter. The year-over-year reduction in gross margin mainly reflects higher shipping and raw material price increases and unfavorable foreign exchange rate fluctuations, which were partially offset by favorable product mix and selling price increases.

Operating expenses in the second quarter of 2022 were $41.2 million, or 22.8% of revenue, compared to $40.6 million, or 24.8% of revenue in the prior year quarter mainly due to lower expense for legal settlements. Excluding legal settlements and loss contingencies, adjusted operating expenses were 22.1% of revenue, compared to 22.3% in the prior year quarter, mainly due to higher revenues.

Operating income in the second quarter of 2022 was $6.4 million compared to $5.2 million in the prior year quarter. The year-over-year increase mainly reflects higher gross profit and lower legal settlements and loss contingencies.

Adjusted EBITDA in the second quarter of 2022, which excludes expenses for non-cash share-based compensation, legal settlements and loss contingencies and for non-recurring items, was $17.1 million, representing a margin of 9.5%. This compared to adjusted EBITDA of $18.8 million, representing a margin of 11.5%, in the prior year quarter. The year-over-year decrease primarily reflects the lower gross margin.

Finance income in the second quarter of 2022 was $6.4 million compared to finance expense of $3.1 million in the prior year quarter. The difference was primarily a result of favorable foreign currency exchange rate fluctuations.

Net income attributable to controlling interest for the second quarter of 2022 was $11.1 million compared to $1.7 million in the prior year quarter. Net income per share for the second quarter was $0.32 compared to net income per share of $0.05 in the prior year quarter. Adjusted diluted net income per share for the second quarter was $0.20 on 34.6 million shares, compared to adjusted diluted net income per share of $0.21 in the prior year quarter on 34.5 million shares.

Balance Sheet & Liquidity

As of June 30, 2022, the Company’s balance sheet remained strong, including cash, cash equivalents and short-term bank deposits and short and long-term marketable securities of $62.2 million and total debt to financial institutions of $18.0 million.

Dividend

The Company’s dividend policy provides for a quarterly cash dividend of up to 50% of reported net income on a year-to-date basis, less any amount already paid as dividend for the respective period (the “calculated dividend”), subject in each case to approval by the Company’s board of directors.  No dividend is paid if it would be less than $0.10 per share. In accordance with the Company’s dividend policy, the board of directors declared a cash dividend of $0.25 per share for the three months ended June 30, 2022. The dividend will be paid on September 7, 2022 to shareholders of record as of August 17, 2022. The dividend payment is subject to withholding tax of ~20.5%.

Outlook

The Company reiterates its expectation for 2022 revenue to be in the range of $710 million to $725 million, implying approximately 11% growth over 2021 at the midpoint, driven by volume and price improvements in its markets. Additionally, the Company reaffirms its expectation for Adjusted EBITDA as a percentage of sales to be similar compared to 2021, primarily attributable to higher sales and selling prices that are anticipated to offset increased costs in connection with raw material inputs, particularly polyester, and shipping.

Webcast and Conference Call Details

The Company will host a live webcast and conference call today at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. The live webcast of the call can be accessed at ir.caesarstone.com. For those unable to access the webcast, the conference call will be accessible by dialing 1-877-451-6152 (domestic) or 1-201-389-0879, (international). The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone Second Quarter Earnings Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 (domestic) or +1-412-317-6671 (international) and enter pass code 13730170. The replay will be available beginning at 11:30 a.m. ET on Wednesday, August 3, 2022 and will last through 11:59 p.m. ET on Wednesday, August 10, 2022.

About Caesarstone

Caesarstone is a concept and lifestyle-driven company with a customer-centered approach to designing, developing, and producing high-end engineered stone countertops, used in residential and commercial buildings. Our products offer superior aesthetic appeal and perfected functionality through a distinct variety of colors, styles, textures, and finishes used in diverse countertop applications, marked by inherent longevity. Strong commitment to service has fostered growing customer loyalty in over 50 countries where the Caesarstone product collections are available: Classico, Supernatural, Metropolitan and Outdoor. For more information please visit our website: www.caesarstone.com.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to adjusted gross profit, GAAP net income (loss) to adjusted net income (loss) and net income (loss) to adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “goals," “intend,” “seek,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include statements regarding the Company’s sustainability goals and plans, intentions, expectations, assumptions, goals and beliefs regarding the Company’s business and sustainability vision. These forward-looking statements also may relate to the Company's plans, objectives and expectations for future operations, including estimations relating to the impact of the COVID-19 pandemic and mitigation measures in connection thereto, and expectations of the results of the Company’s business optimization initiatives. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, both known or unknown. These factors include, but are not limited to: the impact of the COVID-19 pandemic on end-consumers, the effects of global economy and geo-politics on the Company’s business and operations; managing constraints in the global supply chain, raw material shortages, increased prices and effects of challenges in global shipping and transportation; Company’s ability to pass all or some of these increases to its customers;  the strength of the home renovation and construction sectors; intense competitive pressures; disruptions to our information technology systems globally, including by deliberate cyber-attacks; the degree of the Company’s ability to develop, produce and deliver high quality and safe products; fluctuations in currency exchange rates against the U.S. Dollar; Company’s ability to raise funds to finance our current and future capital needs; Company’s ability to build-out and expand into certain markets and successfully integrate our acquisitions; the Company’s ability to effective manage its relationship with key suppliers; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with our operations and products; efficiently manufacturing our products and managing changes in production and supply chain; economic conditions within any of our key existing markets; the success of our expansion efforts in the United States; the extent of the Company’s ability to meet its ESG goals and targets, management of GHG and other emissions; the impacts of conditions in Israel, such as negative economic, labor or geopolitical events; the unpredictability of seasonal fluctuations in revenues; disturbances to the Company’s operations or the operations of its suppliers, distributors, customers or other third parties and other factors, risks and uncertainties discussed under the sections "Risk Factors" and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2022, and in other documents filed by Caesarstone with the SEC, which are available free of charge at www.sec.gov. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Investor Relations:
ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 (646) 200-8870

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	June 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$53,483	$74,315
Short-term available for sale marketable securities	6,405	11,228
Trade receivables, net	94,788	82,815
Other accounts receivable and prepaid expenses	38,187	35,443
Inventories	252,112	204,725

Total current assets	444,975	408,526

LONG-TERM ASSETS:

Severance pay fund	3,415	4,090
Other long-term receivables	3,500	3,832
Deferred tax assets, net	11,649	10,880
Long-term deposits and prepaid expenses	399	449
Operating lease right-of-use assets	143,287	154,652
Long-term available for sale marketable securities	2,327	8,647
Property, plant and equipment, net	210,344	221,150
Goodwill and intangible assets, net	52,907	55,427

Total long-term assets	427,828	459,127

Total assets	$872,803	$867,653

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$12,291	$12,523
Trade payables	96,304	81,369
Related parties and other loans	1,608	2,276
Short term legal settlements and loss contingencies	16,690	22,592
Accrued expenses and other liabilities	63,753	64,534

Total current liabilities	190,646	183,294

LONG-TERM LIABILITIES:

Long-term bank and other loans and financing liability of land from a related party	10,409	6,240
Legal settlements and loss contingencies long-term	21,819	20,859
Deferred tax liabilities, net	4,417	4,992
Long-term lease liabilities	124,282	143,324
Accrued severance pay	4,744	5,500
Long-term warranty provision	1,285	1,280

Total long-term liabilities	166,956	182,195

REDEEMABLE NON-CONTROLLING INTEREST	7,983	7,869

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	162,797	161,929
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive income (loss), net	(5,903)	(704)
Retained earnings	394,970	377,716

Total equity	507,218	494,295

Total liabilities and equity	$872,803	$867,653

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands (except per share data)	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

Revenues	$180,272	$163,462	$350,710	$309,494
Cost of revenues	132,747	117,678	260,013	220,408

Gross profit	47,525	45,784	90,697	89,086

Operating expenses:
Research and development	1,190	1,114	2,094	2,219
Sales and Marketing	24,884	23,594	48,259	41,870
General and administrative	13,761	11,794	26,548	24,937
Legal settlements and loss contingencies, net	1,334	4,109	458	4,849

Total operating expenses	41,169	40,611	77,359	73,875

Operating income	6,356	5,173	13,338	15,211
Finance income, net	(6,445)	3,095	(7,793)	(2,238)

Income before taxes	12,801	2,078	21,131	17,449
Taxes on income	1,571	598	3,245	2,127

Net income	$11,230	$1,480	$17,886	$15,322

Net loss (income) attributable to non-controlling interest	(83)	225	(511)	573

Net income attributable to controlling interest	$11,147	$1,705	$17,375	$15,895
Basic net income per ordinary share (*)	$0.32	$0.05	$0.50	$0.45
Diluted net income per ordinary share (*)	$0.32	$0.05	$0.50	$0.45
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,479,635	34,451,071	34,479,978	34,449,483
Weighted average number of ordinary shares used in computing diluted income per ordinary share	34,524,257	34,539,958	34,527,107	34,525,127

(*) The numerator for the calculation of net income per share for the three and six months ended June 30, 2022 and 2021, has been decreased by approximately $0.1 and $0.1 million, and $0.1 and $0.2 million respectively, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Six months ended June 30,
U.S. dollars in thousands	2022	2021
	(Unaudited)
Cash flows from operating activities:

Net income	$17,886	$15,322
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,023	17,689
Share-based compensation expense	868	996
Accrued severance pay, net	(72)	72
Changes in deferred tax, net	(1,219)	(1,856)
Capital (gain) loss	(2)	(4)
Legal settlemnets and loss contingencies, net	458	4,849
Increase in trade receivables	(13,923)	(2,307)
Increase in other accounts receivable and prepaid expenses	(2,363)	(8,985)
Increase in inventories	(50,543)	(15,383)
Increase in trade payables	13,987	19,049
Increase (decrease) in warranty provision	(35)	16
Changes in right of use assets	10,088	3,987
Changes in lease liabilities	(18,807)	(4,277)
Amortization of premium and accretion of discount on marketable securities, net	146	204
Changes in Accrued interest related to Marketable Securities	64	27
Decrease in accrued expenses and other liabilities including related parties	(2,307)	(6,311)

Net cash provided by (used in) operating activities	(27,751)	23,088

Cash flows from investing activities:

Repayment of assumed shareholders loan related to acquisition	-	(1,966)
Repayment of contingent consideration related to acquisition	-	(1,780)
Purchase of property, plant and equipment	(8,611)	(12,472)
Proceeds from sale of property, plant and equipment	7	5
Maturity of (investment in) marketable securities	10,801	(1,042)
Decreae in long term deposits	134	40

Net cash provided by (used in) investing activities	2,331	(17,215)

Cash flows from financing activities:

Dividend paid	-	(7,234)
Changes in short-term bank credits and long-term loans, including related parties	5,752	(10,983)
Repayment of a financing leaseback related to Bar-Lev transaction	(648)	(650)

Net cash provided by (used in) financing activities	5,104	(18,867)

Effect of exchange rate differences on cash and cash equivalents	(516)	34

Decrease in cash and cash equivalents and short-term bank deposits	(20,832)	(12,960)
Cash and cash equivalents and short-term bank deposits at beginning of the period	74,315	114,248

Cash and cash equivalents and short-term bank deposits at end of the period	$53,483	101,288

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(867)	(316)

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$47,525	$45,784	$90,697	$89,086
Share-based compensation expense (a)	59	37	149	142
Amortization of assets related to acquisitions	76	160	154	694
Adjusted Gross profit (Non-GAAP)	$47,660	$45,981	$91,001	$89,922

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$11,230	$1,480	$17,886	$15,322
Finance income, net	(6,445)	3,095	(7,793)	(2,238)
Taxes on income	1,571	598	3,245	2,127
Depreciation and amortization	8,823	8,781	18,023	17,689
Legal settlements and loss contingencies, net (a)	1,334	4,109	458	4,849
Contingent consideration adjustment related to acquisition	-	284	-	284
Acquisition and integration related expenses	80	-	80	-
Share-based compensation expense (b)	480	429	868	996

Adjusted EBITDA (Non-GAAP)	$17,073	$18,776	$32,767	$39,029

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands (except per share data)	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$11,147	$1,705	$17,375	$15,895
Legal settlements and loss contingencies, net (a)	1,334	4,109	458	4,849
Contingent consideration adjustment related to acquisition	-	284	-	284
Amortization of assets related to acquisitions, net of tax	498	561	1,000	1,387
Share-based compensation expense (b)	480	429	868	996
Acquisition and integration related expenses	80	-	80	-
Non cash revaluation of lease liabilities (c)	(7,478)	889	(9,407)	(973)
Total adjustments	(5,086)	6,272	(7,001)	6,543
Less tax on non-tax adjustments (d)	(690)	770	(1,075)	797
Total adjustments after tax	(4,396)	5,502	(5,926)	5,746

Adjusted net income attributable to controlling interest (Non-GAAP)	$6,751	$7,207	$11,449	$21,641
Adjusted diluted EPS (e)	$0.20	$0.21	$0.33	$0.63

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate diffrences deriving from revaluation of lease contracts in accoradance with FASB ASC 842.
(d)	Tax adjustments for the three and six months ended June 30, 2022 and 2021, based on the effective tax rates.
(e)
In calculating adjusted diluted (Non-GAAP) EPS for the three and six months ended June 30, 2022 and 2021, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2022	2021	2022	2021
	(Unaudited)		(Unaudited)		YoY % change	YoY % change CCB	YoY % change	YoY % change CCB

USA	$93,039	$77,844	$178,276	$148,675	19.5%	19.5%	19.9%	19.9%
Canada	25,363	21,946	49,097	39,725	15.6%	20.0%	23.6%	26.1%
Latin America	1,272	741	2,047	1,599	71.7%	71.8%	28.0%	28.0%
America's	119,674	100,531	229,420	189,999	19.0%	20.0%	20.7%	21.3%

Australia	30,195	31,597	55,734	58,769	-4.4%	3.1%	-5.2%	1.7%
Asia	8,157	7,370	17,882	15,147	10.7%	15.0%	18.1%	19.6%
APAC	38,352	38,967	73,616	73,916	-1.6%	5.4%	-0.4%	5.4%

EMEA	15,827	15,852	31,050	28,570	-0.2%	11.7%	8.7%	18.1%

Israel	6,419	8,112	16,624	17,009	-20.9%	-19.6%	-2.3%	1.1%

Total Revenues	$180,272	$163,462	$350,710	$309,494	10.3%	13.7%	13.3%	16.1%